Exhibit 99.1

G Medical Innovations announces receipt of patent from USPTO for vital signs sensors

Rehovot, Israel, Feb. 13, 2023 (GLOBE NEWSWIRE) – G Medical Innovations Holdings Ltd. (Nasdaq: GMVD) (the “Company” or “G Medical Innovations”) today announced that the patent US 11,571,167 “Method and System For Vital Signs Monitoring With Earpiece” has been issued as of February 7, 2023.

Two weeks ago, G Medical Innovations announced it received a patent issue notification from the United States Patent and Trademark Office (“USPTO”) in connection with this patent, which joins the growing list of the Company’s patent portfolio. The patent covers the vital signs monitoring system that the Company is developing using multiple sensing mechanisms to be used on different body locations. This vital sign monitoring system will potentially provide physicians more versatility in patients’ monitoring and would simplify in and out-patients’ monitoring.

Together with the two patents received in December 2022, G Medical Innovations continues to strengthen its position in the market with its unique technologies and services. The Company believes that obtaining these patents places the Company at the forefront of the industry and provides the Company a significant advantage over its competitors, specifically with regards to accurate monitoring of patients. This will potentially allow the Company to increase the market size for its products and its monitoring services.

This new patent adds to the Company’s patent portfolio, which now includes seven granted patents G Medical Innovations has received for its product (five in the United States and two in China).

The Company currently has four more patents which are pending approval from the USPTO.

About G Medical Innovations Holdings Ltd.:

G Medical Innovations Holdings Ltd. is a healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease, and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical-grade device that can transform almost any smartphone into a medical monitoring device, enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter and Monitoring Cardiac Telemetry Patch services, utilizing a multi-channel patient-worn biosensors, with algorithms for real time analysis and transmission that captures electrocardiography (i.e. ECG) data continuously, including QT Syndrome Prolongation Detection. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous, and real-time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (i.e., IDTF) monitoring services and private monitoring services.

In the second half of 2022, the Company expanded its business activities into a new business area, at-home laboratory testing kits. In the third quarter of 2023, the Company expects that users will be able to purchase a sample collection kit at retail stores or online and collect their sample from the comfort and privacy of their home and send it via mail to the Company’s certified lab for analysis. The Company has developed 31 types of tests kits which can test a wide range health issued related to hormones, sexual transferred disease, colon cancer, nutrition, food sensitivities and allergies. In addition, the Company’s pipeline includes development of additional kits for drug detection, heavy metal and toxicology. Data received from both vital signs and lab tests reflects the vision of the Company which is to allow users to create their personal electronic medical records and manage their health in one location which is available for them anywhere and anytime without dependency on any medical organization.

Visit https://gmedinnovations.com/.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, G Medical Innovations is using forward-looking statements when it discusses: the Company’s expectation that such patent will provide the Company with a significant advantage over its competitors; that its patent portfolio will potentially allow the Company to increase the market size for its products and monitoring services; the pending additional patents with the USPTO; that in the third quarter of 2023, users of the Company’s at-home laboratory testing kits will be able to purchase a sample collection kit at retail stores or online and send it to the Company’s lab for analysis; and the Company’s pipeline for development of additional kits for drug detection, heavy metal and toxicology. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of G Medical Innovations could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties. Except as otherwise required by law, G Medical Innovations undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investors Relations Contact:

G Medical innovations

service@gmedinnovations.com